Exhibit 12

                     CARPENTER TECHNOLOGY CORPORATION
     COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES -- unaudited
                      Five years Ended June 30, 1996

                          (dollars in thousands)



                                 1996      1995      1994      1993      1992
                                 ----      ----      ----      ----      ----
Fixed charges:

  Interest costs (a)           $ 19,275  $ 17,797  $ 19,651  $ 21,759  $ 20,627

  Interest component of
   non-capitalized lease
   rental expense (b)             2,074     2,452     2,522     2,532     2,480
                               --------  --------  --------  --------  --------
    Total fixed charges        $ 21,349  $ 20,249  $ 22,173  $ 24,291  $ 23,107
                               ========  ========  ========  ========  ========
Earnings as defined:

  Income before income
   taxes, extraordinary
   charge and cumulative
   effect of changes in
   accounting principles       $ 95,170  $ 74,571  $ 62,728  $ 42,799  $ 22,827

  Fixed charges less
   interest capitalized          21,009    16,994    18,043    23,126    22,117

  Amortization of
   capitalized interest           2,074     1,952     1,788     1,725     1,696
                               --------  --------  --------  --------  --------
    Earnings as defined        $118,253  $ 93,517  $ 82,559  $ 67,650  $ 46,640
                               ========  ========  ========  ========  ========
Ratio of earnings to
 fixed charges                     5.5x      4.6x      3.7x     2.8x       2.0x
                                ======    ======    ======   ======     ======

(a) Include interest capitalized relating to significant construction projects and amortization of debt discount and debt expense.

(b) One-third of rental expense which approximates an interest component of non-capitalized leases.





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